

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 7, 2006

Mr. John P. Ryan
Treasurer and Principal Financial Officer
Trend Mining Company
5439 South Prince Street
Littleton, CO 80120

      Re: **Trend Mining Company**
                 Item 4.01 Form 8-K
                 Filed April 7, 2006
                 File No. 0-31159

Dear Mr. Ryan:

      We have reviewed your Item 4.01 Form 8-K and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments.   Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 7, 2006

1.   We note in your September 30, 2005 Form 10-KSB/A that you concluded that your disclosure controls and procedures were ineffective as of the fiscal year ended September 30, 2005, as a result of restatements to your financial statements. Please tell us how you considered the guidance in Item 304(a)(iv)(B) of Regulation S-B, regarding any reportable event (i.e., internal control weakness, etc.) that the former accountant advised you during the two most recent fiscal years and subsequent interim period through the date of termination. If necessary, revise your Form 8-K to provide the disclosures by Item 304 of Regulation S-B to the extent you believe that a reportable event occurred.

2.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

        As appropriate, please amend your filing and respond to this comment within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at Ryan Milne at (202) 551-3688, if you have questions regarding our comment.

Sincerely,

Ryan C. Milne